Exhibit 99.1

For Immediate Release

TFI International Declares Quarterly Dividend

Montreal, Quebec, June 15, 2026 – The Board of Directors of TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, declared a quarterly dividend of US $0.47 per outstanding common share of its capital payable on July 15, 2026 to shareholders of record at the close of business on June 30, 2026.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
•
Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com